SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 26 February, 2010

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 19 February 2010
99.2	Holding(s) in Company dated 19 February 2010
99.2	Director/PDMR Shareholding dated 22 February 2010

Exhibit No: 99.1

19 February 2010

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions by directors, persons discharging managerial responsibility or connected persons

In respect of the conditional rights over InterContinental Hotels Group PLC ("Company") ordinary shares awarded to a number of participants in the Company's Long Term Incentive Plan ("LTIP"), the Company was notified on
18
February 2010 that, following the vesting on 17 February 2010 of
46
% of the LTIP award for the period ended 31 December 2009, the following numbers of shares (net of income tax liabilities) were released for no consideration to the following directors and other PDMRs:

Net number of
Directors

shares awarded

Andy Cosslett
43,289
Richard Solomons
27,712

Other PDMRs

Jim Abrahamson
21,836
Tom Conophy
17,739
Kirk Kinsell
15,949
Tracy Robbins
14,760
Tom Seddon
15,226
George Turner                                                14,669

In addition, and as announced on 24 February 2009, Jim Abrahamson, President, The Americas, was awarded conditional rights over 135,000 InterContinental Hotels Group PLC ordinary shares, to be released in three tranches.  Accordingly,
30,367
shares (net of income tax and social security liabilities) were released to Mr Abrahamson on 18 February 2010.

---------------Ends--------------

Name of Contact for this RNS Announcement:
Helen Martin
Company Secretariat
InterContinental Hotels Group PLC
Tel: 01895 512244

Exhibit No: 99.2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	Southeastern Asset Management, Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	16.02.2010
6. Date on which issuer notified:	18.02.2010
7. Threshold(s) that is/are crossed or reached:	ABOVE 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY SHARES		13,657,914			14,860,671		5.17%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
14,860,671	5.17%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Southeastern Asset Management, Inc., is the investment advisor to the Longleaf Partners Fund, a US mutual fund.  The 14,860,671 voting shares held by Southeastern Asset Management Inc. , include 12,374,157 of the voting shares held directly by Longleaf Partners Fund.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512242

Exhibit No: 99.3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	RICHARD SOLOMONS, CHIEF FINANCIAL OFFICER & HEAD OF COMMERCIAL DEVELOPMENT		YES - SPOUSE: KARIN SOLOMONS
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	RICHARD SOLOMONS		ORDINARY SHARES OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	RICHARD SOLOMONS 100 KARIN SOLOMONS 322,643		TRANSFER TO SPOUSE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13.	Price per share or value of transaction	14.	Date and place of transaction
	NIL CONSIDERATION		22 FEBRUARY 2010
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	1,163,602 INCLUDING ALL NOTIFIABLE INTERESTS		22 FEBRUARY 2010

Name of contact and telephone number for queries:

CATHERINE SPRINGETT
01895 512 000

Name of authorised official of issuer responsible for making notification CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY Date of notification 22 FEBRUARY 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	26 February 2010